Exhibit 99.15

IMPERIAL TOBACCO GROUP PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2006

HIGHLIGHTS

•	Cigarette volumes	86.3bn	up	9%	(2005: 79.5bn)
•	Revenue (less duty)	£1,496m	up	3%	(2005: £1,454m)
•	Profit from operations	£592m	up	4%	(2005: £571m)
•	Adjusted** profit from operations	£618m	up	5%	(2005: £586m)
•	Basic earnings per share	56.2p	up	17%	(2005: 48.1p)
•	Adjusted** earnings per share	54.4p	up	12%	(2005: 48.6p)
•	Interim dividend	18.5p	up	12%	(2005: 16.5p)

Results are prepared under International Financial Reporting Standards (“IFRS”).

**          Adjusted results are reported before restructuring  costs, net retirement  benefit finance income and certain fair value changes  on derivatives.

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

“This is another strong set of results and I am particularly pleased with the continued improvement in our cigarette volumes which were up 9 per cent in the first half.

“We increased global volumes of our premium international cigarette brand, Davidoff, and delivered further growth in West and JPS in the Rest of Western Europe. We also achieved a number of other strong regional cigarette brand performances. These successes, coupled with our leading position in other tobacco products, highlight the strength of our broad product portfolio.

“We performed well across all our regions, increasing our leadership in the UK and improving our cigarette market shares in Germany, Europe, Africa, the Middle East and Asia.

“Our share buyback programme has further enhanced shareholder returns, while ongoing productivity and efficiency gains continue to support our profit delivery.

“The combination of these good operational performances, effective cash management and our continued focus on reducing costs, leaves us well placed to build on this positive momentum.

“I can confirm that the overall anticipated performance of the Group for the financial year to 30 September 2006 remains in line with our expectations at the time of our March trading update.”

NOTES TO EDITORS

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 32 manufacturing sites.

ENQUIRIES

Alex Parsons, Group Media Relations Manager	+44 (0)7967 467 241
Simon Evans, Group Media Relations Executive	+44 (0)7967 467 684
Nicola Tate, Investor Relations Manager	+44 (0)117 933 7082
John Nelson-Smith, Investor Relations Manager	+44 (0)117 933 7032

High-resolution photographs are available to the media free of charge at: www.newscast.co.uk  +44 (0)20 7608 1000

Imperial Tobacco’s 2006 Interim Results are available at:

www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

for the six months ended 31 March 2006

		6 months ended 31 Mar 2006				6 months ended 31 Mar 2005	Full year ended 30 Sept 2005

•	Revenue	£5,583m		up	5%	£5,332m	£11,229m
		($9,709m	)
•	Revenue less duty	£1,496m		up	3%	£1,454m	£3,123m
		($2,602m	)
•	Profit from operations	£592m		up	4%	£571m	£1,240m
		($1,029m	)
•	Adjusted profit from operations	£618m		up	5%	£586m	£1,297m
		($1,075m	)
•	Profit before tax	£547m		up	13%	£482m	£1,078m
		($951m	)
•	Basic earnings per share	56.2p		up	17%	48.1p	108.6p
		(97.7c	)
•	Adjusted earnings per share	54.4p		up	12%	48.6p	112.2p
		(94.6c	)

		2006				2005
•	Interim dividend per share	18.5p		up	12%	16.5p
		(32.2c	)

Adjusted profit from operations, net finance costs, profit before tax and earnings per share exclude, where applicable, restructuring costs, net retirement benefit finance income and fair value gains and losses on derivative financial instruments. A reconciliation between adjusted and reported profit from operations, net finance costs and profit before tax is included within note 1 to the accounts and adjusted and reported earnings per share are reconciled in note 6. Management believes that reporting adjusted measures of profit from operations, net finance costs, profit before tax and earnings per share provides a better comparison of underlying business performance for the period and reflects the way in which the business is controlled. The term adjusted is not a defined term under International Financial Reporting Standards (IFRS) and may not be comparable with similarly titled profit measures reported by other companies.

The exchange rate of US$1.739 to the £1, the pound sterling noon buying rate on 31 March 2006, has been used to translate this statement prepared under IFRS.

RECONCILIATION OF ADJUSTED PROFIT FROM OPERATIONS AND EPS

	Half Year 2006		Half Year 2005		Full Year 2005
	Profit from Operations (1)	EPS (2)	Profit from operations	EPS	Profit from operations	EPS
	£m	pence	£m	pence	£m	Pence

As reported	592	56.2	571	48.1	1,240	108.6
Restructuring costs	18	1.9	15	1.5	57	5.8
Pensions	—	(2.4)	—	(1.0)	—	(2.2)
Derivatives	8	(1.3)	n/a	n/a	n/a	n/a
Adjusted results	618	54.4	586	48.6	1,297	112.2

(1)	Adjusted profit from operations excludes restructuring costs and the changes in the fair value of derivatives which relate to exchange rate movements.

(2)

Adjusted earnings per share (EPS) excludes restructuring costs, net pension benefit financing income and changes in the fair value of derivatives which relate to exchange rate movements and interest rate movements. These adjustments have been tax effected.

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

During the first half of 2006 we have built on our successes and delivered value for shareholders. Our broad geographic profile has ensured continued volume and profit growth, with a number of good brand performances across the business, despite challenging trading conditions in some markets.

Our positive sales development, together with consistent efforts to reduce costs and manage our cash effectively, has enabled us to deliver 12 per cent growth in adjusted earnings per share in the first half of the year.

FINANCIAL PERFORMANCE

Adjusted profit from operations grew by 5 per cent to £618 million (2005: £586 million) in the half year to 31 March 2006 and reported profit from operations was £592 million (2005: £571 million). This performance translated into adjusted earnings per share of 54.4 pence (2005: 48.6 pence) and basic earnings per share of 56.2 pence (2005: 48.1 pence).

At our AGM on 31 January 2006 we announced that we were increasing the level of our share buyback programme to an annual rate of around £600 million. In the first half of the financial year we spent £296 million, including transaction costs, acquiring some 17.4 million shares.

DIVIDEND

Your Directors are pleased to declare an increase of 12 per cent in the interim dividend to 18.5 pence (2005: 16.5 pence). This dividend will be paid on 4 August 2006 to shareholders on the register at the close of business on 7 July 2006.

PERFORMANCE OVERVIEW

In the first half of 2006 we delivered good operational performances in many of our markets, building on the positive trends from our last financial year.

We performed well in the UK, enhancing our leadership position. In Germany, despite challenging market conditions, we continued to gain cigarette market share with a strong performance from JPS.

Our Rest of Western Europe operations made excellent progress, growing our cigarette presence across the region. In our Rest of the World region volumes and profits were significantly ahead compared to the same period last year, with a number of good performances in Asia, Australasia, Africa, the Middle East and Central and Eastern Europe. We extended our position in Scandinavia with the acquisition of Gunnar Stenberg, a Norwegian distributor of tobacco products and accessories.

Brand highlights in our first half year included growth in global Davidoff volumes and increases in JPS, West and Interval in the Rest of Western Europe. Our portfolio of value brands, including Paramount, Moon, Golden Gate, Classic and Maxim, also performed well in Central and Eastern Europe.

In manufacturing we maintained our focus on business simplification, product quality and cost efficiencies and as a result delivered further productivity gains. At the end of March 2006, we ceased production of Singles products following a tax change and we announced the restructuring of our factory in Lahr, Germany where they were manufactured.

REGULATION

We have operated profitably in a highly regulated industry for many years. As regulation advances across developed and developing markets, our need to manage the corporate affairs environment has never been more important. We believe that we continue to be well equipped to effectively manage the challenges presented by the growth of regulation. We continue to seek to engage in constructive dialogue with governments and regulatory authorities at all levels to achieve reasonable, practical and proportionate regulation.

OUTLOOK

Looking ahead, we believe that the breadth and geographic balance of our markets, products and brands means that we are well placed to deliver continued growth and value for our shareholders.

Our focus on profitability and costs should ensure we are efficiently structured to address changing market dynamics. We will continue to seek and execute value creating acquisitions and organic investments around the world, whilst our ongoing share buyback programme will help maintain our balance sheet efficiency.

Derek Bonham	Gareth Davis
Chairman	Chief Executive

FINANCIAL REPORTING

The financial statements for the half year ended 31 March 2006 have been prepared in accordance with the Listing Rules of the Financial Services Authority. In preparing the financial statements the accounting policies that have been applied are those that the Group expects to be applicable for the year ended 30 September 2006 which are based on International Financial Reporting Standards (IFRS) as adopted in the European Union. In January 2006, we restated our 2005 interim results, which were originally reported under UK GAAP, in accordance with IFRS. For full details, visit the investor section of our website: www.imperial-tobacco.com.

Subsequent to releasing our 2005 full year and interim IFRS results we have reclassified certain advertising and promotion expenditure and net pension benefit financing income within our income statement. These changes do not impact the previously reported IFRS profit before tax for the 2005 full year and interims. Full details of these changes are set out in note 11.

GROUP OPERATING PERFORMANCE

	Half year 2006		Half year 2005
Revenue less duty	£1,496m		£1,454m
Adjusted profit from operations	£618m		£586m
Adjusted operating margin	41.3%		40.3%
Derivatives	£(8m	)	n/a
Restructuring costs	£(18m	)	£(15m	)
Profit from operations	£592m		£571m

In the half year to 31 March 2006, adjusted profit from operations was £618 million, up 5 per cent on the first half of 2005. Revenue less duty was up 3 per cent to £1,496 million (2005: £1,454 million), with Group adjusted operating margins up at 41.3 per cent (2005: 40.3 per cent).

NET FINANCE COSTS

Our all in average cost of debt decreased to 5.3 per cent (2005: 5.5 per cent). This was due to higher levels of floating rate debt during the period, the refinancing of our bank facility in February 2005 at improved margins and maturing capital market debt being replaced with lower cost, shorter term bank financing. These factors reduced our adjusted net interest charge to £89 million (2005: £99 million). Adjusted interest cover was 6.9 times (2005: 5.9 times). Reported finance costs of £45 million (2005: £89 million) include net retirement benefit finance income of £23 million (2005: £10 million) and fair value gains on derivative financial instruments of £21 million (2005: not applicable).

PROFIT BEFORE TAX

Reported profit before tax increased by 13 per cent to £547 million (2005: £482 million).

RESTRUCTURING COSTS

Reported profit before tax was impacted by restructuring costs of £18 million (2005: £15 million). The 2006 costs relate to the restructuring of our Lahr factory following the cessation of Singles production from 1 April 2006; annual cost savings of around £4 million are expected in our 2007 financial year.

TAXATION

The tax charge for the half year was £147 million, representing an effective tax rate of just under 27 per cent.

EARNINGS AND DIVIDEND

Adjusted earnings per share increased by 12 per cent to 54.4 pence (2005: 48.6 pence) and basic earnings per share increased by 17 per cent to 56.2 pence (2005: 48.1 pence).

We have declared an increase of 12 per cent in the interim dividend to 18.5 pence per share (2005: 16.5 pence).

FINANCING

At 31 March 2006, our net debt had increased to £3.8 billion from £3.5 billion at 31 March 2005. During April 2006 we agreed an increase in our core bank facility of euro 1.5 billion on existing terms.

In the six months to 31 March 2006, we spent £296 million, including transaction costs, acquiring 17.4 million shares at an average price of £16.95 per share. The cumulative impact of the share buyback programme on the half year results was to increase adjusted and basic earnings per share by 0.7 pence. Since we commenced our share buyback programme in February 2005 we have spent £497 million, including transaction costs, up to 31 March 2006 buying back 30.9 million shares, representing 4.2 per cent of issued share capital.

REGIONAL PERFORMANCE

	Revenue less duty 2006	Revenue less duty 2005	Adjusted Profit from Operations 2006	Adjusted Profit from Operations 2005
	£m	£m	£m	£m

UK	395	388	233	221
Germany	284	304	130	136
Rest of Western Europe	298	285	148	141
Rest of the World	519	477	107	88

Total	1,496	1,454	618	586

	Cigarette volumes 2006	Cigarette volumes 2005	Fine cut tobacco volumes 2006 000’s	Fine cut tobacco volumes 2005 000’s
	bn	bn	tonnes	tonnes

UK	11.4	11.9	1.0	1.0
Germany	9.7	10.2	3.4	3.3
Rest of Western Europe	8.7	7.2	7.5	7.1
Rest of the World	56.5	50.2	0.8	0.8

Total	86.3	79.5	12.7	12.2

In the UK, revenue less duty rose 2 per cent to £395 million, with adjusted profit from operations up 5 per cent to £233 million. Cigarette volumes were down 4 per cent to 11.4 billion. This profit performance reflects the benefits of price increases, an improvement in cigarette market share and reduced costs, more than offsetting market volume declines and ongoing downtrading.

In Germany, our revenue less duty decreased 7 per cent to £284 million, with adjusted profit from operations down 4 per cent to £130 million. These results reflect cigarette market share growth, some pricing benefits and cost efficiencies. However, these were more than offset by the overall market decline, increased competitor activity in the Singles sector and ongoing downtrading.

In the Rest of Western Europe, our revenue less duty rose 5 per cent to £298 million and adjusted profit from operations was also up 5 per cent to £148 million. Additional market investments supported growth in cigarette market shares and volumes which more than offset market declines. We also had some benefit from trade stocking in advance of a tax change in the Netherlands on 1 April 2006. These upsides more than offset the impact of downtrading and changing sales mix which reflected higher domestic but lower travel retail sales.

In the Rest of the World, revenue less duty was up 9 per cent to £519 million and adjusted profit from operations was up 22 per cent to £107 million. These results reflect strong cigarette volume growth supported by continued investment in the region partially offset by competitive challenges in Central Europe.

OPERATIONAL PERFORMANCE

UNITED KINGDOM

We delivered a strong operational and financial performance in the UK.

MARKET DYNAMICS

We estimate that the annualised UK cigarette market averaged 48.4 billion in the first half (2005: 50.6 billion) and downtrading continued. The fine cut tobacco market grew to 3,100 tonnes (2005: 2,900 tonnes).

We increased prices in October 2005 by around 6 pence per pack of 20 cigarettes. In the March Budget, the Chancellor announced a cigarette duty increase of 9 pence per pack, in line with inflation, which was passed on to customers.

A ban on smoking in public places was implemented in Scotland on 26 March 2006 and we anticipate that a similar ban will be implemented in Northern Ireland in April 2007. The UK Parliament has voted to introduce a comprehensive ban on smoking in public places in England and Wales which is due to be introduced by the summer of 2007.

OUR PERFORMANCE

Adjusted profit from operations rose by 5 per cent to £233 million mainly benefiting from pricing, cigarette market share gains and cost reductions.

Our cigarette market share grew to 45.2 per cent (2005: 44.7 per cent), including 0.6 per cent from Windsor Blue which we launched nationally in January 2006. Lambert & Butler recently benefited from the reissue of the successful Celebration pack, with its average market share stable at 16.0 per cent and market share in March up to 16.2 per cent. Richmond delivered another strong performance, increasing market share to 15.5 per cent (2005: 14.4 per cent).

In fine cut tobacco we maintained our leadership position with a market share of 65.5 per cent (2005: 66.2 per cent). Drum was up to 15.8 per cent (2005: 15.4 per cent) and Golden Virginia, the UK’s number one fine cut tobacco, continued to hold around 50 per cent of the market.

OUTLOOK

We expect another good performance from our successful brand portfolio in the second half of the financial year.

GERMANY

Despite challenging market conditions, our cigarette market share grew by 1.5 percentage points, averaging 20.5 per cent in the first half.

MARKET DYNAMICS

Following successive tax changes, the last of which occurred in September 2005, the annualised cigarette market declined by 13 per cent to 88 billion (2005: 101 billion). However, market volumes of other tobacco products grew to 47 billion cigarette equivalents (2005: 39 billion), including 27 billion Singles (2005: 19 billion), resulting in the total annualised tobacco market being down 4 per cent to 135 billion cigarette equivalents (2005: 140 billion).

The low price branded cigarette sector grew strongly, accounting for 8.9 per cent of the market in the first half (2005: 4.5 per cent), whilst private label share of the market declined to 14.0 per cent (2005: 16.6 per cent).

From 1 April 2006 our production of Singles ceased following a tax change.

OUR PERFORMANCE

Adjusted profit from operations fell by 4 per cent to £130 million mainly as a result of cigarette volume declines.

Our cigarette market share continued to grow in the first half of the year, averaging 20.5 per cent (2005: 19.0 per cent) driven by a strong performance from JPS, up to 3.2 per cent (2005: 1.2 per cent). West market share declined to 8.3 per cent (2005: 8.6 per cent) reflecting downtrading pressures, whereas Davidoff performed well in the premium sector, maintaining its market share at 1.1 per cent.

We sold just over 1.5 billion cigarette equivalents of other tobacco products, excluding Singles, with our share averaging 15.5 per cent (2005: 16.3 per cent), impacted by increased price competition.

In preparation for the Singles transition, we launched West Single Tobacco in March, an innovative make your own product, complementing our existing portfolio and offering another value alternative for Singles smokers. Our Singles share declined to 24.4 per cent in the first half (2005: 31.5 per cent) as we focused on profitability despite increased competitor activity.

OUTLOOK

Market conditions remain uncertain but we believe our broad portfolio will enable us to respond to the changing consumer dynamics. In the second half, our key focus will be on managing the migration from Singles to our alternative products.

REST OF WESTERN EUROPE

We delivered significant gains in cigarette market share across the region complementing our strong presence in fine cut tobacco and rolling papers.

MARKET DYNAMICS

We estimate that the annual regional cigarette market size was down by 3 per cent with the annual regional fine cut tobacco market down 2 per cent.

Consumer downtrading was exacerbated by a competitive pricing environment, leading to growth in the value segments for both cigarette and fine cut tobacco.

The regulatory debate regarding smoking in public places continues, with restrictions introduced in Spain and Belgium in January 2006. Belgium is also the first EU country to enact legislation requiring pictorial health warnings, in November 2006, in line with the optional EU recommendations. We are opposed to the use of pictorial health warnings in principle, as we believe they add nothing to the public’s awareness of the risks associated with smoking, which are already widely recognised.

OUR PERFORMANCE

Adjusted profit from operations rose by 5 per cent to £148 million with cigarette share gains in a number of markets. Our cigarette volumes were up 21 per cent across the region.

In the Netherlands we increased our cigarette market share to 8.2 per cent (2005: 4.3 per cent) with strong contributions from West and JPS. We also commenced distribution of Gauloises in January on behalf of Altadis. Our share of the fine cut tobacco market continued to improve to 51.3 per cent (2005: 50.1 per cent) with growth in Zilver and Evergreen.

Our cigarette market share in Belgium grew further to 10.2 per cent driven by Route 66, and in France our cigarette market share was stable at 3.4 per cent, with our fine cut tobacco market share up at 29.0 per cent (2005: 28.9 per cent), including a good performance from Interval at 15.6 per cent (2005: 15.1 per cent).

In Ireland, we estimate that annual cigarette market volumes were up 4 per cent to 5.6 billion (2005: 5.4 billion). We grew market share to 25.8 per cent (2005: 25.3 per cent) with good performances from John Player Blue and Superkings.

Trading conditions in Spain were challenging following excise tax changes and extensive pricing activity. However, JPS continued to deliver strong growth taking our cigarette market share up to 6.8 per cent (2005: 4.0 per cent)

In Greece, our market share increased to 7.0 per cent (2005: 5.8 per cent) driven by Davidoff, up to 3.6 per cent (2005: 2.9 per cent), and supported by growth in West. Our cigarette market share remained stable at 1.6 per cent in Italy and we are focussing on the further development of West and Peter Stuyvesant.

OUTLOOK

Going forward our focus continues to be on building our position across the region with further cigarette market share progress supported by fine cut tobacco development.

REST OF THE WORLD

We grew volume and profit with some good brand performances across the region.

MARKET DYNAMICS

This region includes a combination of mature and developing markets including key growth areas of Asia, Eastern Europe, Africa and the Middle East. The WHO Framework Convention on Tobacco Control is influencing the regulatory environment in many of these markets.

OUR PERFORMANCE

Adjusted profit from operations grew by 22 per cent to £107 million with cigarette volumes increasing by 13 per cent.

In Asia, our cigarette market share in Taiwan was broadly stable at 11.3 per cent, whilst our operations in Vietnam and Laos continued to perform well.

In Australia, gains from Peter Stuyvesant and Brandon grew our cigarette market share slightly to 17.6 per cent (2005: 17.5 per cent).

In Africa, volumes were up 6 per cent with positive cigarette market share trends in our major markets, including a good performance from Excellence in the Cote d’Ivoire and Good Look in Madagascar. Davidoff delivered strong volume gains in our major Middle East markets.

The Central European trading environment was challenging with increased price competition, particularly in Poland and Hungary. However, we continued to gain cigarette market share in a number of our markets following the repositioning of Route 66 and the successful launches of Paramount, Moon and Golden Gate in the value sector last year.

In Eastern Europe, cigarette volumes were up 16 per cent across the region. In Russia our cigarette market share was up to 5.5 per cent with good performances from R1 and Horizon, complemented by a strong regional volume performance from Maxim. In February 2006 we formed a joint merchandising force in Russia with Altadis to improve efficiencies and increase our retail coverage. In the Ukraine, our cigarette market share remained broadly stable at 18.9 per cent with an encouraging performance from Classic, which we launched last year. One year after the opening of our factory in Turkey, our cigarette market share has grown to 0.8 per cent with Davidoff and Maxim supported by the launch of West last September.

Following the acquisitions of the Swedish snus manufacturer, Skruf, in September 2005 and the Norwegian distributor of tobacco products, Gunnar Stenberg, in February 2006, we have extended our presence in Scandinavia.

OUTLOOK

We expect that the overall positive volume developments will continue in the second half year. However, trading conditions may remain challenging in Central Europe.

MANUFACTURING

Our consistent focus on simplification and standardisation has continued to deliver performance improvements in manufacturing. Productivity was up 9 per cent, benefiting from strong volume gains compared to the same period last year and unit costs were down 7 per cent.

This overall performance was supported by further blend and ingredient rationalisation and a focus on Key Performance Indicators in the supply chain to measure and control performance. In addition, the reorganisation of our European cigarette and rolling papers operations will be completed by June this year, delivering further operational efficiencies.

At the end of March 2006, we ceased production of Singles following a tax change and as a result we announced the restructuring of our factory in Lahr, Germany which included some job losses. The remaining employees will continue to manufacture Eco Cigarillos, which we believe will appeal to Singles consumers.

However we shall continue to monitor market developments in line with the need to maintain flexibility within our manufacturing operations in Lahr and to ensure that the cost base remains efficient.

OUTLOOK

We continue to focus on driving improvements across all our manufacturing operations, both in terms of costs and quality.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act 1934, as amended.  For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s annual report on Form 20-F for the fiscal year ended 30 September 2005, filed with the United States Securities and Exchange Commission on 16 February 2006.

INDEPENDENT REVIEW REPORT TO IMPERIAL TOBACCO GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 March 2006 which comprises a consolidated income statement, a consolidated statement of recognised income and expense, a consolidated balance sheet, a consolidated cash flow statement and associated notes.  We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors.  The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in the accounting policies note, the next annual financial statements of Imperial Tobacco Group PLC will be prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This interim report has been prepared in accordance with the basis set out in the accounting policies note.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements.  As explained in the accounting policies note, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with International Financial Reporting Standards as adopted by the

European Union.  The IFRS standards and IFRIC interpretations that will be applicable and adopted by the European Union at 30 September 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit and therefore provides a lower level of assurance.  Accordingly we do not express an audit opinion on the financial information.  This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2006.

PricewaterhouseCoopers LLP

Chartered Accountants

Bristol

26 April 2006

Notes

a)  The maintenance and integrity of the Imperial Tobacco Group PLC website is the responsibility of the Company; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b)  Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CONSOLIDATED INCOME STATEMENT

for the six months ended 31 March 2006

		6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
		£m	£m	£m

	Revenue	5,583	5,332	11,229
	Duty	(4,087)	(3,878)	(8,106)
	Raw materials and consumables used	(324)	(312)	(651)
	Changes in inventories of finished goods and work in progress	23	29	3
	Employment costs	(189)	(191)	(415)
	Depreciation and amortisation	(45)	(59)	(97)
	Other operation charges	(369)	(350)	(723)

	Profit from operations	592	571	1,240

	Adjusted profit from operations	618	586	1,297
	Restructuring costs	(18)	(15)	(57)
	Fair value gains and losses on derivative financial statements	(8)	n/a	n/a
	Investment income	162	90	180
	Finance costs	(207)	(179)	(342)

	Net finance costs	(45)	(89)	(162)
	Adjusted net finance costs	(89)	(99)	(184)
	Net retirement benefits financing income	23	10	22
	Fair value gains and losses on derivative financial instruments	21	n/a	n/a
	Profit before taxation	547	482	1,078
	Taxation	(147)	(130)	(288)

	Profit for the period	400	352	790

	Attributable to:
	Equity holders of the Company	397	349	784
	Minority interests	3	3	6
Earnings per ordinary share	- Basic	56.2p	48.1p	108.6p
	- Diluted	55.9p	47.9p	108.1p

All activities derive from continuing operations.

CONSOLIDATED BALANCE SHEET

AT 31 MARCH 2006

	31 March 2006	31 March 2005	30 Sept 2005
	£m	£m	£m

Non-current assets
Intangible assets	3,620	3,562	3,554
Property, plant and equipment	629	648	642
Investments in associates	5	6	5
Retirement benefit assets	447	153	259
Trade and other receivables	2	2	4

Deferred tax assets	41	43	62
	4,744	4,414	4,526
Current assets
Inventories	1,431	1,091	857
Trade and other receivables	1,096	970	1,012
Current tax assets	51	44	44
Cash and cash equivalents	215	315	256
Derivative financial instruments	53	—	—

	2,846	2,420	2,169

Total assets	7,590	6,834	6,695

Current liabilities
Borrowings	(848)	(563)	(707)
Trade and other payables	(1,881)	(1,690)	(1,528)
Current tax liabilities	(301)	(195)	(235)
Provisions for liabilities and charges	(50)	(37)	(50)
Derivative financial instruments	(112)	—	—
	(3,192)	(2,485)	(2,520)

Non-current liabilities
Borrowings	(3,086)	(3,190)	(2,775)
Derivative financial instruments	—	(84)	(57)
Trade and other payables	(14)	(3)	(11)
Deferred tax liabilities	(140)	(122)	(133)
Retirement benefit liabilities	(426)	(407)	(438)
Provisions for liabilities and charges	(54)	(43)	(56)
	(3,720)	(3,849)	(3,470)
Total liabilities	(6,912)	(6,334)	(5,990)

Net assets	678	500	705

Equity
Share capital	73	73	73
Share premium account	964	964	964
Reserves	(378)	(556)	(351)
Equity attributable to equity holders of the Company	659	481	686
Minority interests	19	19	19

6	678	500	705

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 31 March 2006

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

Currency translation differences (net of £1m tax)	35	12	19
Actuarial gains on post retirement employee benefits (net of £60m tax)	126	29	67
Net income recognised directly in equity	161	41	86
Profit for the period	400	352	790

Total recognised income and expense for the period	561	393	876

Attributable to:
Equity holders of the Company	558	390	870
Minority interests	3	3	6

Total recognised income and expense for the period	561	393	876

Adoption of IAS 39 attributable to:
Equity holders of the Company	(6)
Minority interests	—
	(6)

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2006

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

Cash flows from operating activities	358	417	1,131
Investing activities
Interest received	5	6	16
Purchase of property, plant and equipment	(34)	(45)	(90)
Proceeds from sale of property, plant and equipment	12	18	27
Purchase of businesses	(67)	—	(6)

Net cash used in investing activities	(84)	(21)	(53)

Financing activities
Interest paid	(38)	(37)	(212)
Purchase of treasury shares	(296)	(40)	(201)
Proceeds from sale of shares held under Employee Share Ownership Trusts	—	1	3
Purchase of shares held under Employee Share Ownership Trusts	(14)	—	(8)
Increase/(decrease) in borrowings	312	(95)	(374)
Dividends paid to minority interests	(4)	—	(4)
Dividends paid to shareholders	(278)	(254)	(373)

Net cash used in financing activities	(318)	(425)	(1,169)
Net decrease in cash and cash equivalents	(44)	(29)	(91)

Cash and cash equivalents at start of period	256	339	339
Effect of foreign exchange rates	2	5	8
Adjustments relating to adoption of IAS 39 from 1 October 2005	1	—	—

Cash and cash equivalents at end of period	215	315	256

ACCOUNTING POLICIES

Basis of preparation

The results for the six months ended 31 March 2006 and 31 March 2005 and for the year ended 30 September 2005 are unaudited. The statutory accounts for the year ended 30 September 2005 (prepared under UK GAAP) have been delivered to the Registrar of Companies and upon which an unqualified audit report was given. The information contained within this interim report does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.

These accounting policies are based on IFRSs, IASs and IFRIC interpretations as adopted by the EU (collectively “IFRS”) that the Group expects to be applicable for the year ended 30 September 2006. IFRS is subject to possible amendment by the interpretive guidance from the International Accounting Standards Board, as well as the ongoing review and endorsement by the EU, and is therefore still subject to change. These figures may therefore require amendment to change the basis of accounting and/or presentation of certain financial information, before their inclusion in the IFRS financial statements for the year ending 30 September 2006 when the Group prepares its first complete set of IFRS financial statements.

The 2006 financial statements will be the Group’s first consolidated financial statements prepared under IFRS, with a transition date of 1 October 2004.  Consequently, the comparative figures for 2005 have been restated in accordance with the accounting policies set out below. In preparing the comparative figures, the Group has chosen to utilise the IFRS 1 exemption from the requirement to restate comparative information for IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” on financial instruments.

In addition, IFRS 1 allows certain further exemptions from retrospective application of IFRS in the opening balance sheet at 1 October 2004.  Where these have been used, they are explained in the relevant policy below.

The financial statements have been prepared in accordance with the historical cost convention except as described in the policy for financial instruments below.

Basis of consolidation

The consolidated accounts comprise Imperial Tobacco Group PLC (the Company) and its subsidiary undertakings, together with the Group’s share of the results of its associates.

(i)  Subsidiaries

Subsidiaries are those entities controlled by the Company.  Control exists when the Company has the power to govern the financial and operating policies of an enterprise taking into account any potential voting rights.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries.  The cost of an acquisition is measured at the fair value of the consideration plus costs directly attributable to the acquisition.  The excess of the cost of the acquisition over the Group’s share of the fair value of the net identifiable assets of the subsidiary acquired is recorded as goodwill.  Intragroup transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered.  Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(ii)  Associates

Associates are those enterprises in which the Group has the power to exert significant influence, but not control, over the financial and operating policies.  The consolidated financial statements include the Group’s share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases.  Where the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Foreign currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The income and cash flow statements of non-sterling denominated Group entities are translated to sterling (the Group’s presentation currency) at average rates of exchange in each period.  Assets and liabilities of these undertakings are translated at rates of exchange ruling at the balance sheet date.  The differences between retained profits and losses translated at average and closing rates are taken to reserves, as are differences arising on the retranslation to sterling of non-sterling denominated Group entity net assets at the beginning of the year.

Any translation differences that have arisen since 1 October 2004 are presented as a separate component of equity.  As permitted by IFRS 1, any differences prior to this date are not included in this separate component of equity.

Foreign currency transactions are initially recorded at the exchange rate ruling at the date of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts. Revenue from the sale of goods is recognised when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. Sales of services which include fees for distributing third party products are recognised in the accounting period in which the services are rendered. Licence fees are recognised on an accruals basis in accordance with the substance of the relevant agreements.

Duty

In countries where duty is a production tax, duty is included in the income statement as an expense.  Where duty is a sales tax, duty is deducted from revenue.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment.

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco related products.  The management structure is based on geographical regions. These geographical regions of UK, Germany, Rest of Western Europe and Rest of the World have been used as the primary reporting segments.  The manufacture, marketing and sale of tobacco and tobacco related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made. The central costs are allocated to segments on a consistent basis of revenue less duty.

The prices agreed between Group companies for intragroup sales of materials, manufactured goods, charges for royalties, commissions and fees are based on normal commercial practices which would apply between independent businesses.

Financial instruments (2006)

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument. Financial assets are derecognised when the rights to receive benefits have expired or been transferred, and the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognised when the obligation is extinguished.

Non-derivative financial assets are classified as either receivables or cash and cash equivalents.  They are stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts.  A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of those receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is recognised in the income statement. For interest-bearing assets, their carrying value includes accrued interest receivable.

Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments.

Non-derivative financial liabilities are stated at amortised cost using the effective interest method.  For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs.

The Group transacts derivative financial instruments to manage the underlying exposure to foreign exchange and interest rate risks. The Group does not transact derivative financial instruments for trading purposes. However, as the Group has decided not to hedge account for its derivative financial instruments as permitted under IAS 39, they are accounted for through the income statement.

Derivative financial assets and liabilities are stated at fair value, which includes accrued interest receivable and payable where relevant. Changes in fair values are recognised in the income statement in the period in which they arise.

Financial instruments (2005)

As noted above, the Group has chosen to utilise the IFRS 1 exemption from the requirement to restate comparative information for IAS 32 and IAS 39 on financial instruments. For the year ended 30 September 2005, financial instruments are accounted for in accordance with UK GAAP using the following policies.

Derivative financial instruments are used to manage exposure of foreign exchange and interest rate risks and are not used for trading purposes. Instruments qualify for hedge accounting where the underlying asset or liability has characteristics which can be directly related to the instrument transacted.

Interest differentials arising under interest rate swaps are taken to the income statement on an accruals basis and included within interest payable or receivable. Any premiums or discounts received or paid are amortised over the lives of the instruments.

The principal amounts due to be exchanged at maturity under cross-currency swaps are revalued at the exchange rates ruling at the balance sheet date and included within derivative financial instruments.

Where forward foreign exchange contracts are used to hedge future transactions, gains and losses are not recognised until the transactions occur.

Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle that obligation, and a reliable estimate of the amount can be made.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Future operating losses are not provided for.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Property, plant and equipment

Property, plant and equipment are shown in the balance sheet at their historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the assets’ carrying amounts or recognised as a separate asset as appropriate only when it is probable that future economic benefits associated with them will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement as incurred.

Land is not depreciated. Depreciation is provided so as to write off the initial cost of each asset to their residual values over their estimated useful lives as follows:

Buildings	Up to 50 years	(straight line)
Plant and equipment	2 – 20 years	(straight line/reducing balance)
Fixtures and motor vehicles	2 – 14 years	(straight line)

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

Intangible assets – goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets and liabilities acquired, both tangible and intangible.

Goodwill arising on acquisitions made on or after 27 September 1998 is capitalised. Previously all goodwill was written off through equity in the period of acquisition. Goodwill arising on acquisitions prior to 1 October 2004 is stated in accordance with UK GAAP and has not been remeasured on transition to IFRS as permitted by IFRS 1. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Any impairment is recognised immediately in the income statement and cannot be subsequently reversed. Goodwill is allocated to groups of cash-generating units for the purpose of impairment testing. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill previously written off directly to reserves under UK GAAP is not recycled to the income statement on the disposal of the subsidiary or associate to which it relates.

Intangible assets – other

These consist mainly of acquired trade marks and licences, and computer software which are carried at cost less accumulated amortisation and impairment. They are amortised on a straight line basis over their useful lives. For trade marks and licences, the useful life does not exceed 20 years. Computer software is written off over a period that does not exceed five years.

Impairment of assets

Assets that have an indefinite life are not subject to amortisation and are tested at least annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Retirement benefit costs

The asset or liability recognised in the balance sheet in respect of defined benefit pension schemes is calculated in accordance with IAS 19 “Employee Benefits”, based on the present value of the defined benefit obligations at the balance sheet date less the fair value of plan assets. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located. Where the calculation results in a benefit to the Group, the asset is only recognised where it represents a future economic benefit which is actually available to the Group. The asset is limited to the net total of any cumulative unrecognised past service costs and the present value of any future refunds from the schemes or reductions in future contributions to the schemes.

Actuarial gains and losses arise when the values of plan assets and liabilities are re-measured at the balance sheet date. They result where actual events during the year differ from the actuarial assumption in the previous valuation (experience adjustments) and changes in actuarial assumptions. They are recognised in full in the statement of recognised income and expense in the period in which they arise.

The Group has taken advantage of the optional exemption under IFRS 1 to recognise all cumulative actuarial gains and losses with respect to employee retirement benefit schemes in the equity attributable to equity holders of the Company at 1 October 2004.

Dividends

Final dividends are recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by shareholders, while interim dividends are recognised in the period in which the dividends are paid.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Tobacco inventories which have an operating cycle that exceeds twelve months are classified as current assets, consistent with recognised industry practice.

Taxes

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided in full on temporary differences between the carrying amount of assets and liabilities in the financial statements, and the tax base. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities are not discounted.

Deferred tax is determined using the tax rates that have been enacted or substantially enacted by the balance sheet date, and are expected to apply when the deferred tax liability is settled or the deferred tax asset is realised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except where it relates to items recognised directly in equity, in which case it is recognised in equity.

Share-based payments

The Group applies the requirements of IFRS 2 “Share-based payments” to equity-based employee compensation schemes in respect of awards granted after 7

November 2002 which remain unvested at 1 January 2005, the dates specified in IFRS 1.

The cost of employees’ services received in exchange for the grant of rights under equity-based employee compensation schemes is measured at the fair value of the equity instruments granted and is expensed. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions (e.g. earnings per share). Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of equity instruments that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity. The fair value is measured based on an appropriate valuation model, taking into account the terms and conditions upon which the equity instruments were granted.

In order to manage the related exposure, the Group buys the number of shares necessary to satisfy rights to shares arising under equity-based employee compensation schemes. These shares are accounted for as a deduction from equity attributable to the equity holders of the Company. No additional shares are issued as a result of the equity compensation plan. When the rights are exercised, equity is increased by the amount of the proceeds received.

Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the equity holders of the Company until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the equity holders of the Company.

Notes to the interim statement

1. Segmental information (by destination)

(a) Primary segment analysis – 6 months ended 31 March 2006

	Revenue 2006	Duty 2006	Profit from operations 2006
	£m	£m	£m

UK	2,282	1,887	230

Germany	1,291	1,007	110
Rest of Western Europe	811	513	147
Rest of the World	1,199	680	105
International	3,301	2,200	362
	5,583	4,087	592

(b) Reconciliation of profit from operations to adjusted profit from operations – 6 months ended 31 March 2006

	Adjusted profit from operations 2006	Restructuring costs 2006	Fair value changes on derivative financial instruments 2006	Net retirement benefits 2006	Profit from operations 2006
	£m	£m	£m	£m	£m

UK	233	—	(3)	—	230

Germany	130	(18)	(2)	—	110
Rest of Western Europe	148	—	(1)	—	147
Rest of the World	107	—	(2)	—	105
International	385	(18)	(5)	—	362
	618	(18)	(8)	—	592

	Adjusted				Reported
Investment income	7	—	67	88	162
Finance costs	(96)	—	(46)	(65)	(207)
Profit before taxation	529	(18)	13	23	547

(c) Primary segment analysis – 6 months ended 31 March 2005

	Revenue 2005	Duty 2005	Profit from operations 2005
	£m	£m	£m

UK	2,294	1,906	221

Germany	1,258	954	136
Rest of Western Europe	712	427	127
Rest of the World	1,068	591	87
International	3,038	1,972	350
	5,332	3,878	571

(d) Reconciliation of profit from operations to adjusted profit from operations – 6 months ended 31 March 2005

	Adjusted profit from operations 2005	Restructuring costs 2005	Fair value changes on derivative financial instruments 2005	Net retirement benefits 2005	Profit from operations 2005
	£m	£m	£m	£m	£m

UK	221	—	n/a	—	221

Germany	136	—	n/a	—	136
Rest of Western Europe	141	(14)	n/a	—	127
Rest of the World	88	(1)	n/a	—	87
International	365	(15)	n/a	—	350
	586	(15)	n/a	—	571

	Adjusted				Reported
Investment income	11	—	n/a	79	90
Finance costs	(110)	—	n/a	(69)	(179)
Profit before taxation	487	(15)	n/a	10	482

(e) Primary segment analysis – 12 months ended 30 September 2005

	Revenue 2005	Duty 2005	Profit from operations 2005
	£m	£m	£m

UK	4,710	3,910	460

Germany	2,630	2,000	265
Rest of Western Europe	1,571	927	308
Rest of the World	2,318	1,269	207
International	6,519	4,196	780
	11,229	8,106	1,240

(f) Reconciliation of profit from operations to adjusted profit from operations – 12 months ended 30 September 2005

	Adjusted profit from operations 2005	Restructuring costs 2005	Fair value changes on derivative financial instruments 2005	Net retirement benefits 2005	Profit from operations 2005
	£m	£m	£m	£m	£m

UK	468	(8)	n/a	—	460

Germany	294	(29)	n/a	—	265
Rest of Western Europe	326	(18)	n/a	—	308
Rest of the World	209	(2)	n/a	—	207
International	829	(49)	n/a	—	780
	1,297	(57)	n/a	—	1,240

	Adjusted				Reported
Investment income	22	—	n/a	158	180
Finance costs	(206)	—	n/a	(136)	(342)
Profit before taxation	1,113	(57)	n/a	22	1,078

(g) Use of adjusted measures

Management believes that reporting adjusted measures of profit from operations, net finance costs, profit before tax and earnings per share provides a better comparison of underlying business performance for the period and reflects the way in which the business is controlled.

The principal adjustments made to reported profits are as follows:

Restructuring costs

These are costs incurred in integrating acquired businesses and rationalisation initiatives. These involve one-off significant costs that management does not regard as part of the underlying performance of the Group.

Fair value gains and losses on derivative financial instruments

IAS 39 requires that all derivative financial instruments be recognised on the balance sheet at fair value, with changes in the fair value being recognised in the income statement unless the instrument qualifies for hedge accounting under IAS 39.

The Group hedges underlying exposures in an efficient, commercial and structured manner. However the strict hedging requirements of IAS 39 lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting as permitted under IAS 39, and we are excluding the fair value gains and losses on derivative financial instruments to measure underlying performance.

Net retirement benefit financing income

The expected return of plan assets and the interest on pension liabilities is included within net finance costs. Since these items do not impact cash flows and can be subject to significant volatility outside management’s control they have been eliminated from adjusted net finance costs, profit before tax and earnings per share.

2. Restructuring Costs

In 2006 restructuring costs of £18m were incurred in respect of the cessation of Singles production at our Lahr factory. These costs relate primarily to termination of employment and fixed asset write-downs.

In the 6 months ended 31 March 2005, restructuring costs of £15m were incurred in respect of the closure of our Dublin and Plattsburgh factories and related primarily to termination of employment and fixed asset write-downs.

In the year ended 30 September 2005 restructuring costs of £57m were in respect of the closure of our tube factories in Plattsburgh and Montreal, the cigarette factory in Dublin and the planned closure in the rolling papers factory at Treforest in South Wales and a significant headcount reduction at the Berlin cigarette factory.

3. Net finance costs

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

Interest on bank deposits	(7)	(11)	(22)
Expected return on pension scheme assets	(88)	(79)	(158)
Fair value gains on derivative financial instruments	(67)	n/a	n/a
Investment income	(162)	(90)	(180)
Interest on bank and other loans	96	110	206
Interest on retirement benefit liabilities	65	69	136
Fair value losses on derivative financial instruments	46	n/a	n/a
Finance costs	207	179	342
Net finance costs	45	89	162

4. Taxation

Taxation has been calculated on the basis of an estimated effective tax rate of 26.9% for the full year. This compares with an effective tax rate of 27.0% for the 2005 half year and 26.7% for the year ended 30 September 2005.

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

UK taxation	52	54	112
Overseas taxation	95	76	176
Total taxation	147	130	288

The table below shows the tax impact of the adjustments made to reported profit after tax in order to arrive at the adjusted measure of earnings disclosed in note 6.

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

Reported taxation	147	130	288
Tax on restructuring costs	5	4	15
Tax on net retirement benefits financing income	(6)	(3)	(6)
Tax on fair value gains and losses on derivative financial instruments	(4)	n/a	n/a
Adjusted taxation	142	131	297

5. Dividends

Amounts recognised as distributions to ordinary shareholders in the period:

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

Final dividend for the year ended 30 Sept 2005 of 39.5p per share (2004: 35.0p)	278	253	253
Interim dividend for the year ended 30 Sept 2005 of 16.5p per share	—	—	120
	278	253	373

The Directors have declared an interim dividend for 2006 of 18.5p per share. This amounts to £129m based on the number of shares ranking for dividend at 31 March 2006.

6. Earnings per share

Basic earnings per share is based on the profit for the period attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the period (excluding shares held to satisfy the Group’s employee share schemes and shares purchased by the Company and held as treasury shares). Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of rights held under the employee share schemes.

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

Earnings: basic and diluted	397	349	784

	Number in millions	Number in millions	Number in millions
Weighted average number of shares:
Shares for basic earnings per share	706.3	725.2	721.6
Potentially dilutive share options	3.6	3.5	3.4
Shares for diluted earnings per share	709.9	728.7	725.0

Basic earnings per share	56.2p	48.1p	108.6p
Diluted earnings per share	55.9p	47.9p	108.1p

Earnings are impacted by amounts not considered by management to be part of the underlying trading of the Group, as described in note 1 above. A reconciliation from reported earnings per share to adjusted earnings per share, and the earnings figures (net of tax) used in calculating them is as follows:

	31 March 2006		31 March 2006 Earnings	31 March 2005		31 March 2005 Earnings	30 Sept 2005		30 Sept 2005 Earnings
	EPS		£m	EPS		£m	EPS		£m

Reported basic	56.2	p	397	48.1	p	349	108.6	p	784
Restructuring costs	1.9	p	13	1.5	p	11	5.8	p	42
Net retirement benefits financing income	(2.4	)p	(17)	(1.0	)p	(7)	(2.2	)p	(16)
Fair value gains and losses on derivative financial instruments	(1.3p	)	(9)	n/a		n/a	n/a		n/a
Adjusted	54.4p		384	48.6p		353	112.2p		810

7. Reconciliation of cash flow from operating activities

	6 months ended 31 March 2006	6 months ended 31 March 2005	Year ended 30 Sept 2005
	£m	£m	£m

Profit for the period	400	352	790
Adjustments for:
Taxation	147	130	288
Finance costs	207	179	342
Investment income	(162)	(90)	(180)
Depreciation and amortisation	45	52	94
Movement in net retirement benefit provisions	—	(3)	—
Movement in other provisions	(3)	(10)	16
Operating cash flows before movements in working capital	634	610	1,350

Increase in inventories	(557)	(246)	(11)
Increase in trade and other receivables	(61)	(6)	(47)
Increase in trade and other payables	452	150	78
Movement in working capital	(166)	(102)	20
Taxation paid	(110)	(91)	(239)
Net cash flow from operating activities	358	417	1,131

8. Analysis of net debt

The movements in cash and cash equivalents, borrowings and derivative financial instruments in period were as follows:

	Net cash and cash equivalents	Short term borrowings	Long term borrowings	Derivative financial instruments	Total
	£m	£m	£m	£m	£m
As at 30 Sept 2005 before IAS 39 transition	256	(707)	(2,775)	(57)	(3,283)
IAS 39 transition (note 12)	1	(1)	(39)	(15)	(54)
As at 1 Oct 2005 after IAS 39 transition	257	(708)	(2,814)	(72)	(3,337)
Cash flow	(44)	(107)	(205)	—	(356)
Accretion of interest	—	(16)	(39)	—	(55)
Change in fair values	—	—	—	13	13
Currency translation differences	2	(17)	(28)	—	(43)
As at 31 March 2006	215	(848)	(3,086)	(59)	(3,778)

9. Purchase of treasury shares

During the period the Company continued its share buyback programme purchasing 17,355,000 ordinary shares in Imperial Tobacco Group PLC for a total cost of £296m including expenses. The shares purchased to date, representing 4.2% of issued share capital, have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from equity attributable to the equity holders of the Company.

10. Retirement benefits

A full valuation of the Group’s retirement benefit plans is performed annually as at 30 September. An interim valuation is carried out at 31 March for the main plans. As part of this interim valuation, the plan assets are revalued based on market data at the period end and the scheme liabilities are recalculated to reflect key changes in membership data and revised actuarial assumptions.

11. Reconciliation of IFRS comparatives from previously published UK GAAP financial information

In 2005, the Group prepared its consolidated financial statements under UK GAAP. With effect from 1 October 2005, the Group is required to prepare its consolidated financial statements in accordance with IFRS. The comparative figures included in this report for the six months ended 31 March 2005 and the full year ended 30 September 2005 are restated for IFRS and are unaudited.

Full details of the restatement and reconciliations from the UK GAAP financial information were published on 24 November 2005 (full year ended 30 September

2005), and 31 January 2006 (six months ended 31 March 2005), and are available on our website www.imperial-tobacco.com.

Subsequent to releasing our restated 2005 full year and interim results we have reclassified certain advertising and promotion expenditure and net pension benefit financing income within our income statement. These changes do not impact the reported profit before tax.

(a) 6 months ended 31 March 2005

	Reported previously 2005	Advertising and promotion (1) 2005	Pensions (2) 2005	Revised 2005
	£m	£m	£m	£m

Revenue less duty	1,464	(10)	—	1,454
Profit from operations	581	—	(10)	571
Net financing costs	(99)	—	10	(89)
Profit before taxation	482	—	—	482

(b) 12 months ended 30 September 2005

	Reported previously 2005	Advertising and promotion (1) 2005	Pensions (2) 2005	Revised 2005
	£m	£m	£m	£m

Revenue less duty	3,149	(26)	—	3,123
Profit from operations	1,262	—	(22)	1,240
Net financing costs	(184)	—	22	(162)
Profit before taxation	1,078	—	—	1,078

(1). Certain advertising and promotion expenditure that is linked to volumes sold has been deducted from revenue rather than included in other operating charges.

(2). In line with developing best practice net pension benefit financing income is included within net finance costs. At the time of our published 2005 full and interim restated results this net income was included within profit from operations.

12. IAS 39 transition balance sheet

In preparing the comparative figures for 2005, the Group has chosen to utilise the IFRS 1 exemption from the requirement to restate comparative information for IAS 32 and IAS 39 on financial instruments. Therefore, in the preparation of its financial statements in accordance with IFRS for the year ended 30 September 2005, the Group has continued to apply the hedge accounting rules of UK GAAP.

From 1 October 2005, the Group is required to account for its financial instruments in accordance with the measurement criteria of IAS 39 and has recognised transitional adjustments at this date:

(a) The measurement of all derivative financial instruments at fair value;

(b) The reclassification of interest accruals to form part of the carrying value of the related cash or borrowings; and

(c) Deferred tax on adjustments (a) and (b).

Although the Group has taken the decision not to hedge account for its derivative financial instruments, it is deemed to have applied hedge accounting under UK GAAP until 30 September 2005 and discontinued hedge accounting prospectively thereafter. Detailed below is a reconciliation between the IFRS restated balance sheet at 30 September 2005 applying prior UK GAAP hedge accounting and the balance sheet after the adoption of IAS 32 and IAS 39. All derivative financial instruments will continue to be recognised in the balance sheet at fair value with future gains and losses being recognised immediately in earnings.

Restatement of consolidated balance sheet to include IAS 32 and IAS 39 as at 1 October 2005

	Restated IFRS	Notes	IAS 39 transition adjustments	Restated IFRS including impact of IAS 39
	£m		£m	£m

Non-current assets
Intangible assets	3,554			3,554
Property, plant and equipment	642			642
Investments in associates	5			5
Retirement benefit assets	259			259
Trade and other receivables	4			4
Deferred tax assets	62	(c)	43	105
	4,526		43	4,569
Current Assets
Inventories	857			857
Trade and other receivables	1,012	(b)	(1)	1,011
Current tax assets	44			44
Cash and cash equivalents	256	(b)	1	257
Derivative financial instruments	—	(a)	72	72
	2,169		72	2,241
Current liabilities
Borrowings	(707)	(b)	(1)	(708)
Trade and other payables	(1,528)	(b)	40	(1,488)
Current tax liabilities	(235)			(235)
Provisions for liabilities and charges	(50)			(50)
Derivative financial instruments	—	(a)	(144)	(144)
	(2,520)		(105)	(2,625)
Non-current liabilities
Borrowings	(2,775)	(b)	(39)	(2,814)
Derivative financial instruments	(57)	(a)	57	—
Trade and other payables	(11)			(11)
Deferred tax liabilities	(133)	(c)	(22)	(155)
Retirement benefit liabilities	(438)			(438)
Provisions for liabilities and charges	(56)			(56)
	(3,470)		(4)	(3,474)

Net assets	705		6	711
Equity
Share capital	73			73
Share premium account	964			964
Reserves	(351)	(a)(b)(c)	6	(345)
Equity attributable to equity holders of the Company	686		6	692
Minority interests	19			19
Total equity	705		6	711

SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

With effect from 1 October 2005, the Group is required to prepare its consolidated financial statements in accordance with IFRS (as defined in the Accounting Policies note) as adopted by the EU which differ in certain respects from those generally accepted in the United States (“US GAAP”). A summary of the principal differences for the six months ended 31 March 2006 is set out below.

There are no material differences between the financial information prepared under IFRS as adopted by the EU and that prepared under published IFRS.

	Explanation Reference	6 months ended 31 March 2006
		£m
Profit attributable to the equity holders of the Company under IFRS		397
US GAAP adjustments:
Pensions	(i)	(3)
Amortisation of other intangible assets	(ii)	(48)
Employee related benefits	(iii)	(12)
Deferred tax on adjustments		17
Net income under US GAAP		351

	Explanation Reference	6 months ended 31 March 2006

Amounts in accordance with US GAAP
Basic net income per ordinary share	(iv)	49.6	p
Basic net income per ADS	(iv)	99.2	p
Diluted net income per ordinary share	(iv)	49.3	p
Diluted net income per ADS	(iv)	98.6	p

	Explanation Reference	31 March 2006
		£m
Equity attributable to equity holders of the Company under IFRS		659
US GAAP adjustments:
Pensions	(i)	(64)
Goodwill	(ii)	(853)
Other intangible assets	(ii)	2,655
Deferred tax on adjustments		(858)
Equity attributable to the equity holders of the Company under US GAAP		1,539

(i) Pensions

Under IFRS, pension costs and liabilities are accounted for under the rules set out in IAS 19 “Employee Benefits”, whereas under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of Statement of Financial Accounting Standard 87 “Employers’ Accounting for Pensions” (SFAS 87), SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and SFAS 106 “Employers’ Accounting for Post Retirement Benefits other than Pensions”.

Under IFRS, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to profit from operations. The expected return on plan assets and the interest cost are included within finance costs in the income statement. Actuarial gains and losses arise when the values of plan assets and liabilities are re-measured at the balance sheet date. They result where actual events during the year differ from the actuarial assumptions in the previous valuation (experience adjustments) and changes in actuarial assumptions. They are recognised in full in the statement of recognised income and expense in the period in which they arise. The surplus or deficit in plans at the balance sheet date is reported as part of the Group’s consolidated net assets. Under IFRS, the valuations of the assets and liabilities of the Group’s most significant plans have been updated to the interim balance sheet date.

Under US GAAP, the pension cost for the period is also based on an actuarial valuation at the start of the financial period. The current service cost, interest and the expected return on assets are all charged or credited to profit from operations for the period. Cumulative differences caused by changes in actuarial assumptions and any differences between the actual and expected returns on the plans’ assets are amortised over the employees’ average remaining service lives through profit from operations. The valuations of the assets and liabilities of the Group’s plans have not been updated under US GAAP to the interim balance sheet date.

(ii) Goodwill and other intangible assets

Under US GAAP, the Group allocated a portion of the consideration in past business combinations to definite lived intangible assets as required by SFAS 141 “Business Combinations”. Under UK GAAP, these amounts were included in goodwill. On transition to IFRS, such UK GAAP amounts remain within goodwill and are no longer amortised, but are subject to regular impairment reviews.

 (iii) Employee related benefits

Employee related benefits include adjustments in respect of employee share schemes and compensated short term absences.

Under IFRS, share options are fair valued at their grant dates and the cost is charged to the income statement over the relevant vesting periods. As permitted under the transitional rules for IFRS this approach has only been adopted for awards granted after 7 November 2002.

Under US GAAP, share options are also fair valued at their grant date and included in the income statement over the vesting period of the options in accordance with SFAS 123 (R) “Share-Based Payment”. This approach is applied to all awards that remain unvested, from 1 October 2005.

(iv) Net income per ordinary share

Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

FINANCIAL CALENDAR

Ex-dividend date for interim dividend	5 July 2006
Interim dividend record date	7 July 2006
Interim dividend payable	4 August 2006